PART II



OFFERING MEMORANDUM DATED OCTOBER 31, 2023

Foothold

BUENOS AIRES, LLC
(A DELAWARE SERIES LIMITED LIABILITY COMPANY)
55 SW 9th Street, Unit 3305
Miami, FL. 33130
www.foothold.co

Up to $3,233,207 Bariloche Series Interests

Minimum Investment Amount: $200

Buenos Aires, LLC ("the company," "we," or "us"), is offering up to $3,233,207 worth Bariloche Series Interests. The minimum target amount under this Regulation CF offering is $456,362 (the "Target Amount"). The company must reach its Target Amount of $456,362 by April 30, 2024 (the "Target Date"), the end date of the offering. Unless the company raises at least the Target Amount of $451,843 under the Regulation CF offering by Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The Company

Buenos Aires LLC, a Delaware series limited liability company was formed on November 30, 2022 ("Buenos Aires"). Buenos Aires intends to be operated in a manner that enables investors to own fractional ownership of a specific vacation rental property located in San Carlos de Bariloche, in the Rio Negro Province, in Argentina. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. Each property will be ultimately owned by a Series of Buenos Aires, with investors owning equity in each Series. We intend to treat each Series as a separate entity for U.S. federal income tax purposes. In addition, we intend that each Series will be treated as a corporation for U.S. federal income tax purposes.

The properties we will target are vacation rentals. Revenues will be generated through vacation rentals on short term rental platforms such as Airbnb, VRBO and Booking. We anticipate renting each property by April 2025. We will purchase unique vacation rentals directly from real estate developers which we believe creates value for our investors because we receive more competitive pricing through such direct purchases. Our goal is to purchase "unique" accommodations – those that may include unconventional architectural designs, scenic views, locations embedded in nature, and extraordinary amenities. We believe that unique stays have higher occupancy rates and average daily rates than standard short term rental units, yet the cost of construction remains the same.

The company intends to continue to establish separate Series for the holding of vacation rental properties to be acquired by the company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, our manager, Housie Holdings, Inc. ("Housie Holdings") will manage all Underlying Assets (as defined below) related to the various Series including the sales of property, property vacation bookings, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the "Underlying Asset(s)"), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Assets. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses that our Managing Member has allocated to such Series as discussed under "The company's Business - Allocations of Expenses."

For example, an investor who acquires Series Interests in Series Bariloche will only have assets, liabilities, profits and losses pertaining to the Underlying Assets of Bariloche, which is the properties are located at Avenida Exequiel Bustillo km 20,800 in the city of San Carlos de Bariloche, Rio Negro province, Argentina.

Buenos Aires LLC, is buying units from "Fideicomiso Casas del Árbol Bariloche," an affiliate of the Managing Member. Units will be sold at a price equal to their market value as determined by Fideicomiso Casas del Árbol Bariloche, in its sole discretion. Such price may not be the amount that would otherwise be paid in an arms' length transaction. See, "Related Party Transactions," below.

As noted above, Housie Holdings will serve as the property manager responsible for managing each Series' Underlying Assets or appoint an affiliated party (the "Property Manager") as described in the Property

Management Agreements between Housie Holdings, Inc. and the respective Series. The series will pay a monthly Property Management Fee of 15% of the gross revenue (before deducting any expenses).

Housie Holdings will serve as the managing member (the "Managing Member") responsible for the day-to-day management of the company and each Series. Each Series may purchase the property from a third party or from Housie Holdings or one of its affiliates or subsidiaries.

Allocations of Expenses

If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) generally in proportion to the Asset Value of the various Series without any mark-up. "Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

Once such fees, costs or expenses have been allocated in accordance with the Manager's allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its pre-allocation payment of such expenses. In contrast, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of each Series. Such expenses will be allocated among and reimbursed by all Series established by Buenos Aires once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See "Risk Factors – Liability of investors between Series."

The following are estimated offering expenses that we have incurred in connection with the establishment of Series Bariloche:
- Dalmore Group, LLC ("Dalmore") Fees: $18,000 consulting fees, plus $5,000 for each additional series;
- Audit Fees: Estimated $3,000 for each series;
- Legal Fees (US): $14,000 one-time fee, plus $3,000 for each additional series; and
- Legal Fees (Argentina): $11,130, plus estimated $2,000 for each additional series.

The Property

Buenos Aires, LLC established Buenos Aires, LLC - Series Bariloche for the purpose of acquiring 3 to 21 units under development in Avenida Exequiel Bustillo in San Carlos de Bariloche, Rio Negro, Argentina. The seller of the properties is 'Fideicomiso Casas del Árbol Bariloche', an affiliate of the Managing Member. Units will have 2 type of configurations; 1 bedroom & 1 bath unit of 388 sq. ft. at a purchase price of $117,079 ; 2 bedrooms & 1 bath units of 495 sq.ft. at a purchase price of $149,601. The properties are condominium cabins located in a lot of approximately 154,290 sq.ft. (3.54 acres).

Property Overview for 1 bedroom & 1 bath units:

Address of Property	Avenida Exequiel Bustillo km 20,800, San Carlos de Bariloche, Río Negro, Argentina.
Type of Property	Condominium cabins
Square foot	388 sq. ft.per unit

Acreage	-
Number of Units	Target: 2 units
	Maximum: 13 units
Configuration	1 bedroom, 1 bath
Historical Occupancy	None
Capital improvements expected to be made	None
Total expected to be spent on furnishings and other expenses to prepare the property for rental	$0, included in property price
Debt on the property	$0
Monthly interest expense on expected debt	$0
Property listing	The properties will be managed as vacation rentals and published portals such as VRBO, Airbnb and Booking

Property Overview for 2 bedrooms & 1 bath units:

Address of Property	Avenida Exequiel Bustillo km 20,800, San Carlos de Bariloche, Río Negro, Argentina.
Type of Property	Condominium cabins
Square foot	495 sq ft per unit.
Acreage	-
Number of Units	Target: 1 unit
	Maximum: 8 units

Configuration	2 bedroom, 1 bath
Historical Occupancy	None
Capital improvements expected to be made	None
Total expected to be spent on furnishings and other expenses to prepare the property for rental	$0, included in property price
Debt on the property	$0
Monthly interest expense on expected debt	$0
Property listing	The properties will be managed as vacation rentals and published portals such as VRBO, Airbnb and Booking

Employees

The company currently has 0 full time employees. The company is managed by Housie Holdings, Inc,. Housie Holdings, Inc. The Chief Executive Officer and Director of Housie Holdings are Ricardo German Rimoldi and the Chief Financial Officer and Director are Julieta Marina.

Regulation

As operators of vacation rental properties in Argentina, we must adhere to federal, state, and local regulations. At the local level, to operate vacation rentals in San Carlos de Bariloche, properties must be inspected, approved and registered as 'Apart Hotel' units with the Municipality. Municipal inspection and approval occur upon completion of construction and when properties are fully equipped and ready for rent. Additionally, our operations are subject to municipal taxes.

At the state level, operators must be registered in the Rio Negro Province and comply with property taxes and gross revenue taxes. On the federal level, we are required to register with AFIP (*Administración Federal de Ingresos Públicos*) and are subject to VAT, income tax, and dividend retention.

Intellectual Property

None

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Structure, Operation and Performance

An investment in an offering constitutes only an investment in that Series and not in the company or any Underlying Assets other than those held by that Series. A purchase of Series Interests in a Series does not constitute an investment in either the company or an Underlying Asset directly, or in any other Series Interests. This results in limited voting rights of the investor, which are solely related to a Series, and are further limited by the Operating Agreement of the company, described further herein. Investors will have limited voting rights. Thus, the Managing Member and the Property Manager retain significant control over the management of the company, each Series and the Underlying Assets.

Furthermore, because the Series Interests in a Series do not constitute an investment in the company as a whole, holders of the Series Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Property Manager will receive a fee in respect of its management of each Underlying Asset.

Liability of Investors between Series. The company is structured as a Delaware series limited liability company that issues separate Series Interests for specific Underlying Assets. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding Series Interests in one Series is segregated from the liability of investors holding Series Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.

If the company's series limited liability company structure is not respected, then investors may have to share any liabilities of the company with all investors and not just those who hold the same Series Interests as them and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their Series Interests or the likelihood of any distributions being made by a particular Series to its investors.

In addition, the company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the company generally where the assets of such other Series or of the company generally are insufficient to meet its liabilities. If any fees, costs and expenses of the company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued). Although the Managing Member will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see "The company's Business - Allocations of Expenses" section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series and therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. In any event, the maximum amount of offering expenses that will be borne by a Series will be an amount equal to 5% of the gross offering proceeds of a Series.

We and Housie Holdings determined the amount of fees paid to Housie Holdings and its affiliates internally without any independent assessment of comparable market fees. We and Housie Holdings determined internally the rate of property management fees that are set forth in the Property Management Agreement for each Series. While we and Housie Holdings generally seek to set these fees to be comparable to prevailing market rates in the relevant geographic area, we have determined the fee rates without any independent assessment of comparable market fees. Similarly, we have determined the amount of the asset management fee, as set forth in the Operating Agreement, and the service fee, each to be paid to Housie Holdings by the various Series, without any independent assessment of comparable market fees. As a result, these fees may be higher than those available from unaffiliated third parties.

Each Series will rely on its Property Manager, Housie Holdings, Inc. or an affiliated party determined by the managing member, to manage each property. Following the acquisition of any property , the property will be managed by Housie Holdings, Inc or affiliated party determined by the managing member. In addition, the Property Manager will be entitled to certain fees in exchange for its day-to-day operations of each property. Any compensation arrangements will be determined by Housie Holdings sitting on both sides of the table and will not be an arm's length transaction.

If we fail to manage our growth, we may not have access sufficient personnel and other resources to operate our business and our results, financial condition and ability to make distributions to investors may suffer. We intend to establish additional Series and acquire additional vacation rental properties in the future. As we do so, we will be increasingly reliant on the resources of Housie Holdings to manage our properties and our company. Currently, Housie Holdings operates with a small staff and may need to hire additional staff. If its resources are not adequate to manage our properties effectively, our results, financial condition and ability to make distributions to investors may suffer.

If Housie Holdings fails to attract and retain its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer. The company's future depends, in part, on Housie Holdings' ability to attract and retain key personnel. Its future also depends on the continued contributions of the executive officers and other key personnel of Housie Holdings, each of whom would be difficult to replace In particular, Ricardo German Rimoldi, the Chief Executive Officer of Housie Holdings, and Julieta Marina, the Chief Operating Officer of Housie Holdings, are critical to the management of the company's business and operations and the development of its strategic direction. The loss of the services of Mr. Rimoldi, Ms. Marina or other executive officers or key personnel of Housie Holdings and the process to replace any of those key personnel would involve significant time and expense and may significantly delay or prevent the achievement of the company's business objectives.

There is competition for time among the various entities sharing the same management team. Currently, Housie Holdings is the Managing Member of Buenos Aires and each Series, and is the Property Manager for each Series. Housie Holdings expects to create more Series in the future as additional attractive vacation rental properties are identified. It is foreseeable that at certain times the various Series will be competing for time from the management team.

The company has a limited operating history for investors to evaluate. The company and the Series were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the company or any Series will achieve their investment objectives, the value of any Underlying Assets will increase or that any Underlying Assets will be successfully monetized.

Tax laws could change. There may be future changes in tax laws resulting from legislative, administrative or judicial decisions, any of which may have adverse tax consequences to an investor's investment in a Series. Any such change may or may not be retroactive to a time preceding its occurrence. For example, an investor's tax rate may be considerably higher (due to a change in U.S. federal tax law) at the time an investment is sold.

The company's consolidated financial statements include a going concern opinion. Our financial statements have been prepared assuming the company will continue as a going concern. We are newly formed and have not generated revenue from operations. We will require additional capital until revenue from operations are sufficient to cover operational costs. There are no assurances that we will be able to raise capital on acceptable terms. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. Therefore, there is substantial doubt about the ability of the company to continue as a going concern.

If a Series does not successfully dispose of real estate assets, you may have to hold your investment for an indefinite period. The determination of whether to dispose of the Underlying Assets associated with any Series is entirely at the discretion of the Managing Member. Even if the Managing Member decides to dispose of such Underlying Assets, the company cannot guarantee that it will be able to dispose of them at a favorable price to investors.

Competition with other parties for real estate investments may reduce the company's ability to offer additional Series. The company will compete with other entities engaged in real estate investment for the acquisition or sale of properties, including financial institutions, many of which have greater resources than the company does. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital. Such competition could make it more difficult for the company to obtain future funding, which could affect the company's ability to offer additional Series.

Risks Related to the Offering

The company may not be able to generate sufficient funds to achieve its business objectives. We will not close the offering until we have raised the required offering proceeds set forth in the "Use of Proceeds" table below. This amount is expected to allow us to buy the property and fund those items designated in "Use of Proceeds" as being funded by Required Offering Proceeds, but may not be sufficient to allow us to pay operating expenses or maintain adequate operating reserves. A lack of sufficient funds to pay expenses and for working capital will negatively impact the company's ability to successfully operate the Underlying Assets.

The Managing Member has full discretion as to the use of proceeds from the offering. The company presently anticipates that the net proceeds from the offering will be used by us to purchase the Underlying Assets of each Series and as general working capital. The company reserves the right, however, to use the funds from the offering for other purposes not presently contemplated herein but which are related directly to growing its current business. As a result of the foregoing, purchasers of Series Interests hereby will be entrusting their funds to the Managing Member, upon whose judgment and discretion the investors must depend, with only limited information concerning management's specific intentions.

There is currently no trading market for the company's Series Interests. There is currently no public trading market for the Series Interests, and an active market may not develop or be sustained. If an active public or private trading market for the Series Interests does not develop or is not sustained, it may be difficult or impossible for you to resell your Series Interests at any price. Even if a public or private market does develop, the market price could decline below the amount you paid for your Series Interests.

The purchase prices for the Series Interests have been arbitrarily determined. The purchase price for the Series Interests has been arbitrarily determined by the company and bears no relationship to the company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the company considered factors such as the purchase and holding costs of the Underlying Assets, the company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Managing Member and general economic conditions.

Investor subscription payments are irrevocable and will be held in escrow pending the closing and/or acceptance of an investor's subscription but will not earn interest if returned to the investor. The offering of Series Interests pursuant to the Offering Statement will terminate upon the earlier of (i) the date subscriptions for all of the Series Interests of a Series have been accepted, (ii) the date that is one year from the date the offering of Series Interests for a Series was initially qualified by the Commission, or (iii) any date on which our Managing Member elects to terminate this offering in its sole discretion. If the offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be returned without interest or deduction promptly, and in any case no later than within 10 days of the termination of the offering.

Risks Related to the Real Estate Market

A Series' real estate and real estate-related assets will be subject to the risks typically associated with real estate. The properties a Series acquires will be subject to the risks typically associated with the travel industry and real estate, which may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- pandemics, such as COVID-19;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) vacation rentals in the areas where particular properties are located and the attractiveness of particular properties to prospective travelers;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and

- the potential for uninsured or underinsured property losses.

In 2020, the outbreak of the COVID-19 pandemic caused drastic reductions in travel generally as countries, and many states in the United States, imposed stay at home orders and adopted social distancing measures. Through travel has since resumed, it remains subject to restrictions, including mask mandates and restrictions on international travel that time, which could continue to dampen the level of travel both within the United States and internationally. The value of each Series is also related to its ability to generate cash flow and net income, which in turn depends on the amount of booking revenue or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in reduced bookings at these properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition

The performance of any real estate asset is likely to fluctuate significantly due to seasonality. The performance of any vacation rental property is likely to fluctuate significantly during the course of a year, reflecting periods of lower or higher demand depending on the location of the property. We may experience declines in occupancy rates and revenues during low seasons, while costs and expenses do not decline at the same rate, if at all, which could have a material adverse effect on our profitability, cash flow and ability to make distributions to investors.

The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions. The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for vacation rentals, declining real estate values, or the public perception that any of these events may occur, can result in reductions in the underlying value of any asset and result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the real estate asset.

The market in which each Series participates is competitive and, if it does not compete effectively, its operating results could be harmed. Each Series competes with many others engaged in real estate in general and vacation rental operating activities in particular, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. In particular, each Series intends to list its vacation rental properties through established vacation rental booking platforms, such as AirBNB, Vrbo and Booking and a Series' properties will compete will all other properties listed in those sites in the vicinity of that Series' property, as well as other traditional accommodations such as hotels which may have built-in client bases and significantly greater resources and the ability to withstand economic downturns or off-peak vacancies. This market is competitive and rapidly changing. Significant increases in the number of listings for short-term vacation rentals in the geographic area where a Series' property is located, if not met by a similar increase in demand for short-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact to value of the Underlying Assets. The company expects competition to persist and intensify in the future, which could harm its ability to generate sufficient rental income from its vacation properties or acquire additional properties on terms that investors find to be reasonable.

Each Series will be dependent on the vacation rental platforms through which it lists its properties. Each Series intends to promote its vacation rental properties through vacation rental booking platforms such as AirBNB, Vrbo and Booking and will rely on these platforms to facilitate bookings, communications with renters, collection of rental amounts and taxes, and to remit those payments appropriately. If these platforms were to experience disruptions or fail to meet users expectations, our business could suffer. Furthermore, if one or more of these platforms were to cease operations or to reject our listing, we may have difficulty renting our vacation property, which could have a material adverse effect on our results, profitability and the ability to make distributions to investors.

Interest in vacation rentals in San Carlos de Bariloche could decline based on the activities of other property owners. We intend to acquire a portion of the rental properties available in a vacation rental development in San Carlos de Bariloche. However, vacationers visiting the development will not be aware of the difference in ownership or management of the rental properties within the development. Mismanagement, poor reviews related to properties, on such rental sites such as Airbnb or VRBO, or other negative publicity that are not under the control of our Managing Member may result in difficulty renting our vacation properties, which could have a material adverse effect on our results, profitability and the ability to make distributions to investors.

A vacation rental property could be difficult to sell, which could diminish the return on the Underlying Assets. A vacation rental property may incur losses due to extended periods of vacancy and may suffer reduced revenues resulting in less cash available for distribution to its investors. In addition, the resale value of the Underlying Assets could be diminished if the market value of the Underlying Assets declines, due to a decrease in cash flow generated by property or decline in real estate market values. Such a reduction in the resale value of a property could also reduce the value of investors Series Interests.

The Managing Member may decide to sell property which could conflict with an investor's interests. The Managing Member may determine when to sell any property at any time in accordance with the management rights afforded to the Managing Member. Investors will not have a say in this decision. The timing and decision to sell a property may conflict with investors personal interests, beliefs or theories regarding the real estate market. Further, it is possible the sale was not done at an optimal time. In any case, investors would not have any cause of action against the company or Managing Member for such sales.

A decline in general economic conditions in the markets in which each property is located in Argentina, and in San Carlos de Bariloche, in the Rio Negro Province, where the Underlying Assets are registered in particular, could lead to a decrease in bookings, cancellations and lower rental rates in those markets. As a result of these trends, the company may reduce revenue, potentially resulting in losses and lower resale value of properties, which may reduce your return.

Lawsuits may arise between a Series and its tenants resulting in lower cash distributions to investors. Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the company and a tenant it is likely that the company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

Costs imposed pursuant to governmental laws and regulations may reduce a Series' net income and the cash available for distributions to its investors. Short-term rental homes are subject to various covenants and local laws and regulatory requirements, including permitting, licensing and zoning requirements. Local regulations, including municipal or local ordinances, restrictions and restrictive covenants imposed by community developers may restrict a Series' use of a property and may require a Series to obtain approval from local officials or community standards organizations at any time with respect to its properties, including prior to acquiring any property or when undertaking renovations of any property. Real property and the operations conducted on real property are also subject to federal, state and local laws and regulations relating to protection of the environment and human health. A Series could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of the company's tenants, the condition of properties at the time the company buys them, operations in the vicinity of its properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect its properties. The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder the company's ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages the company must pay will reduce its ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company's investors. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us booking the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce a Series' cash flows and the return on investment. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the company pays for coverage against property and casualty claims. Additionally, to the extent a Series finances the acquisition of the Underlying Assets, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit a Series' ability to finance or refinance its properties if so required. In such instances, a Series may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. A Series may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the company may establish, a Series has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent a Series must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

Risks Relating to Argentina and Real Estate in Argentina

Economic instability in Argentina may adversely and materially affect our business, results of operations and financial condition. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency depreciation and devaluation. The economy has experienced high inflation and GDP growth has been sluggish in the last few years. The operating environment in Argentina continues to be a challenging business environment, including the continuing significant devaluation of Argentina's currency, high inflation and economic recession. Volatility and declines in the exchange rate are expected in the future, which could have an adverse impact on our Argentine revenues, net earnings, cash flows and net monetary asset position.

Economic and Political Risks Specific to Argentina. The Argentinian economy has been characterized by frequent and occasionally extensive intervention by the Argentinian government and by unstable economic cycles. The Argentinian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Argentina's economy, and taken other actions which do, or are perceived to weaken the nation's economy especially as it relates to foreign investors and other overall investment climate. The Argentine peso has devalued significantly against the U.S. dollar, from about 6.1 Argentine pesos per dollar in December 2013 to approximately 88.17 pesos per dollar in February 2021, as published by Bloomberg. Investors considering an investment in properties in Argentina should be mindful of these potential political and financial risks.

Argentina's economy may not support foreign investment or our business. Currently there is significant inflation, labor unrest, and currency deflation. There has also been significant governmental intervention into the Argentine economy, including price controls, foreign currency restrictions, and debt restructuring negotiations. As a result, uncertainty remains as to whether economic growth in Argentina is sustainable and whether foreign investment will be successful.

Due to the company's operations in Argentina, the company is exposed to the risk of changes in foreign exchange rates. Due to the international nature of Gaucho Group Holdings' business, movements in foreign exchange rates may impact the consolidated statements of operations, consolidated balance sheets and cash flows of the company. Since almost all of the company's sales are located in Argentina, the company's consolidated net sales are impacted negatively by the strengthening or positively by the weakening of the U.S. dollar as compared to Argentina's currencies. Additionally, movements in the foreign exchange rates may unfavorably or favorably impact the company's results of operations, financial condition and liquidity. In October 2020, Argentina's central bank introduced measures to tighten controls on the movement of foreign currency, which resulted in a decline of the Argentine peso.

The Argentine government may again place currency limitations on withdrawals of funds. Through 2015, the Argentine government instituted economic controls that included limiting the ability of individuals and companies to exchange local currency (Argentine peso) into U.S. dollars and to transfer funds out of the country. Recently, the Argentine central bank has restricted access to dollars, prohibiting private citizens from buying more than $200 in foreign currency per month on the official exchange market. Argentine officials have suggested that they will relax controls when the economic has stabilized. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained.

The stability of the Argentine banking system is uncertain. Adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit. Additionally, unrest among the employment sector of the banking industry has led to strikes led by strong labor unions. This makes it difficult for citizens and businesses to conduct banking activities and decreases the level of trust people put into the Argentine banking system. In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government's public finances, which could adversely affect Argentina's economy and prospects for economic growth which could adversely affect our business.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business. The Argentine government has historically exercised significant influence over the country's economy. Additionally, the country's legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant political uncertainties. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Investment in Argentine real property is subject to economic and political risks. Investment in foreign real estate requires consideration of certain risks typically not associated with investing in the United States. Such risks include, among other things, trade balances and imbalances and related economic policies, unfavorable currency exchange rate fluctuations, imposition of exchange control regulation by the United States or foreign governments, United States and foreign withholding taxes, limitations on the removal of funds or other assets, policies of governments with respect to possible nationalization of their industries, political difficulties, including expropriation of assets, confiscatory taxation and economic or political instability in foreign nations or changes in laws which affect foreign investors. Any one of these risks has the potential to reduce the value of our real estate holdings in Argentina and have a material adverse effect on the company's financial condition.

The real estate market is uncertain in Argentina. As a result of past currency controls and the decline in the Argentine peso, the real estate market in Argentina is uncertain. Continued investment in real estate in Argentina is very risky and could never materialize in the way our business model plans. However, waiting to act on certain real estate endeavors will have negative consequences if the market sees an increase in competitiveness. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. Although there is little to no leverage used to acquire real estate in Argentina, thereby greatly lessening the impact of foreclosures in the market, the practice of cash acquisitions can be a barrier to entry in the real estate market. A number of residential and commercial developers and real estate services companies may desire to enter the market and compete with the company in seeking land for acquisition, financial resources for development and prospective purchasers. To the extent that one or more of the company's competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, the company's business could be materially and adversely affected. If the company is not able to acquire and develop sought-after property as promptly as its competitors, or should the level of competition increase, its financial position and results of operations could be adversely affected.

There is limited public information about real estate in Argentina. There is generally limited publicly available information about real estate in Argentina, and the company will be conducting its own due diligence on future transactions. Moreover, it is common in Argentinian real estate transactions that the purchaser bears the burden of any undiscovered conditions or defects and has limited recourse against the seller of the property. Should the pre-acquisition evaluation of the physical condition of any future investments have failed to detect certain defects or necessary repairs, the total investment cost could be significantly higher than expected. Furthermore, should estimates of the costs of developing, improving, repositioning or redeveloping an acquired property prove too low or estimates of the market demand or the time required to achieve occupancy prove too optimistic, the profitability of the investment may be adversely affected.

Risks Related to Forum Selection and Jury Waivers

Investors will be subject to the terms of the Subscription Agreement. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is part. The Subscription Agreement requires investors to indemnify the company for any claim of brokerage commissions, finders' fees, or similar compensation. Legal conflicts relating to the Subscription Agreement will likely be heard in Delaware courts and will be governed by Delaware law.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any

action under these Agreements. Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the company arising out of or relating to these agreement. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement or Operating Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under one of those agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

In addition, when the Series Interests are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the Series Interests or to the transferor with regard to ownership of the Series Interests that were in effect immediately prior to the transfer of the Series Interests, including the Subscription Agreement and the Operating Agreement.

The company's Operating Agreement and Subscription Agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company. The Operating Agreement of Buenos Aires includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement, or the transactions contemplated thereby, other than matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Delaware. Our Subscription Agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the Subscription Agreement, other than matters arising under the federal securities laws, be brought in a state of federal court of competent jurisdiction located within the State of Delaware. These forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

Risks Related to Covid-19

A Series' results of operations may be negatively impacted by the ongoing coronavirus pandemic. The ongoing coronavirus pandemic has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. The continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect Housie Holdings' business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on travel, general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

 Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect a Series' business. A Series' business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the company's and a Series' business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the company's and each

Series' business and could also disrupt the company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team who are employed by its Managing Member, Housie Holdings:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ricardo German Rimoldi	Chief Executive Officer	Appointed October 18, 2022	Full-time
Julieta Marina	Chief Financial Officer	Appointed October 18, 2022	Full-time
Directors:			
Ricardo German Rimoldi	Director	Appointed October 18, 2022	
Julieta Marina	Director	Appointed October 18, 2022	

Ricardo Germán Rimoldi is a co-founder and Chief Executive Officer of Housie Holdings, Inc., our Managing Member, since October 2022. He has 13 years of experience as founder and executive officer of technology companies. From 2010 to 2016, he was the founder and CEO of Arriendas (Rimoldi S.P.A), an early peer-to-peer car rental company in Chile. In 2017 Mr. Rimoldi founded Almalibre (Flame, Inc), a SaaS company currently in operations. He holds a B.A. degree in business administration and a B.A. degree in accounting from University of San Andres from Buenos Aires, Argentina from 2008.

Julieta Marina is a co-founder and Chief Financial Officer of Housie Holdings, Inc, our Managing Member, since October 2022. She has 11 years of experience in operations and corporate finance. From 2012 to 2016, she served in the finance controls and product development teams of Ford Motors Argentina (Ford Argentina S.C.A). From 2017 to 2021, she founded and served as the General Manager of Cremma (Julieta Marina), a specialty food e-commerce. She holds a Bachelor in industrial engineering from Instituto Tecnológico de Buenos Aires (ITBA) from Buenos Aires, Argentina from 2012.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

At the closing of any Series, Housie Holdings, Inc., our Managing Member, must purchase a minimum of 1% of Series Interests through the offering or such other amount as set forth in the Series Certificate of Designation for the same price as all other investors.

The table below shows the Series Interests owned by Housie Holdings Inc., our Managing Member as of September 30, 2023. No other person holds 10% or more of any Series.

Title of Class	Number of Series Interests To be Owned	Percent of Outstanding Shares To Be Owned	
Series Bariloche	4,563	100	%

Housie Holdings, Inc. is owned by Ricardo Germán Rimoldi who holds 50% of common stock and Julieta Marina who holds 50% of common stock.

USE OF PROCEEDS

We estimate that the gross proceeds of the offering of the Buenos Aires – Series Bariloche Interests will be approximately $3,233,207 assuming the full amount of the offering is sold, and will be used in the following payments. The table below sets forth the uses of proceeds of the Buenos Aires's Series Bariloche Interests if we raise the Target Amount as well as the maximum amount in this offering.

	Maximum Amount Funded from the Offering	Percent of Gross Proceeds	Target Amount Funded from the Offering	Percent of Gross Proceeds
Uses				
Brokerage Commissions	$ 63,396	2.0 %	$ 8,948	2.0 %
Net Purchase Price of Property (1)	$ 2,718,839	84.1 %	$ 383,760	84.1 %
Offering Expenses (2)	$ 29,551	0.9 %	$ 4,171	0.9 %
Operating Reserve	$ 54,377	1.7 %	$ 7,675	1.7 %
Acquisition Expense (3)	$ 95,159	2.9 %	$ 13,432	2.9 %
Sourcing Fee	$ 271,884	8.4 %	$ 38,376	8.4 %
Total Proceeds	$ $3,233,207	**100 %**		

(1) Bariloche Series will enter into the purchase agreements to acquire at least 3 and up to 21 units of real estate in Avenida Exequiel Bustillo in San Carlos de Bariloche, Rio Negro, Argentina. The seller of the properties is 'Fideicomiso Casas del Árbol Bariloche," an affiliate of the Managing Member.

(2) We will not draw down on investors' funds and admit investors as shareholders until we have received subscriptions for at least $456,362 in this offering, and we will not start operations until we have closed upon at least $456,362 in investments in this offering.

(3)Acquisition related expenses means, in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series' pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Underlying Asset, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, real estate property title and registration fees (as required), research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Asset was acquired using debt prior to completion of an offering), auction house fees, technology costs, photography and videography expenses in order to prepare the profile for the Underlying Asset to be accessible via an online platform and any blue sky filings (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset.

The offering is being conducted on a "best efforts," with no offering minimum basis.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by TaxDrop LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. [

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- Units are expected to be ready to rent by April 2025.
- We plan to acquire 3 to 21 units under development by October 2025.
- The acquisition of units under development will be completed on a unit-by-unit basis. The first closing will occur when the Target Amount has been reached, and subsequent closings will take place once funds to acquire additional units are raised, as determined by the Managing Member in its sole discretion.

Liquidity and Capital Resources

The company had approximately $80,000 cash on hand as of September 30, 2023. Currently, we estimate our burn rate (net cash out) to be on average $4,100 per month.

Indebtedness

None

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an

impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

Market Trends

Vacation Rental Market- Bariloche

The city of San Carlos de Bariloche received 774,598 visitors in 2022[1].

According to AirDNA based on data of the last 12 months, San Carlos de Bariloche has 3.1k active listings short with monthly occupancy rate of 62%, an Average Daily Rate of $98 ($ARS 33.8k converted to $USD at an exchange rate[2] of 347.46 $ARS/$USD) and an Annual Revenue of $21.9k ($ARS 7.6M converted to $USD at an exchange rate of 347.46 $ARS/$USD:


Market Overview: San Carlos de Bariloche
Market Performance
0 Submarkets
3.1K Active STR Listings
How is this market performing?
76
Good
Market Score
83 Rental Demand
99 Revenue Growth
6 Seasonality
46 Regulation
Annual Revenue
$7.6M
+158% past year
Occupancy Rate
62%
+14% past year
Average Daily Rate
$34K
-9% past year
RevPAR
$8.8K
+60% past year
Sep Nov Jan Mar May Jul

Source: https://www.airdna.co/, Market Overview: San Carlos de Bariloche, as of September 28, 2023

RELATED PARTY TRANSACTIONS

The Managing Member, Housie Holdings, Inc. will receive from each Series an Asset Management Fee, payable in quarterly arrears, equal to 5% of gross revenues.

[1] Source: https://www.indec.gob.ar/ftp/cuadros/economia/EOH_cuadros_dic22.zip, tab Bariloche, line 64

[2] Source: https://www.bcra.gob.ar/PublicacionesEstadisticas/Planilla_cierre_de_cotizaciones.asp?moneda=2, Buyer Rate as of September 28, 2023

The Company intends to enter into an agreement with its Managing Member where as compensation for the services provided by the property manager the Series will be charged a property management fee equal to 15% of gross revenues.

If the Series raises the target offering amount, the Series will pay the Managing Member a sourcing fee of 10% of purchase price of the property.

Upon the disposition and sale of a Series Property the Series will pay a disposition fee of 10% of the property sale price to cover property sale expenses such as brokerage commissions, title, escrow and closings costs. To the extent that the actual disposition fees are less than the amount charged to the Series, the Managing Member will receive the difference as income.

The Issuer, Buenos Aires LLC, is buying units from "Fideicomiso Casas del Árbol Bariloche" a trust formed under the laws of Argentina. Julieta Marina, officer of Housie Holdings, the Managing Member of Buenos Aires LLC, is trustee in " Fideicomiso Casas del Árbol Bariloche, " an affiliate of the Managing Member. Additionally, Housie Holdings is grantor in "Fideicomiso Casas del Arbol Bariloche." The value of any purchases from Fideicomiso Casas del Árbol Bariloche will be determined by the number of units being acquired as discussed above. Units will be sold at a price equal to their market value as determined by Fideicomiso Casas del Árbol Bariloche, in its sole discretion. Such price may not be the amount that would otherwise be paid in an arms' length transaction.

RECENT OFFERINGS OF SECURITIES

The company has not issued any securities within the last three years.

SECURITIES BEING OFFERED

The following descriptions of the company's Series Interests, certain provisions of Delaware law, the Series Designation for each Series and the Operating Agreement are summaries and are qualified by reference to Delaware law, the Series Designation of the relevant Series and the Operating Agreement.

General

Title to each Underlying Asset

Title to the property comprising an Underlying Asset of a Series will be held by such Series.

Managing Member, Housie Holdings, Inc.

Housie Holdings, Inc. is the Managing Member of each Series.

Housie Holdings, Inc. is the Property Manager of each Series; provided, however, that in the discretion of the Managing Member, the Property Manager may be as otherwise stated in the Certificate of Designation for any Series.

The Managing Member may amend any of the terms of the Operating Agreement of Buenos Aires or any Series Designation as it determines in its sole discretion. However, no amendment to the Operating Agreement may be made without the consent of the holders holding a majority of the outstanding Series Interests, that:

(i) decreases the percentage of outstanding Series Interests required to take any action under the Agreement;

(ii) materially adversely affects the rights of any of the members holding Series Interests (including adversely affecting the holders of any particular Series Interests as compared to holders of other Series Interests);

(iii) modifies Section 11.1(a) of the Operating Agreement or gives any person the right to dissolve the company; or

(iv) modifies the term of the company.

Distributions

Subject to Section 7.03, Article XI of the Operating Agreement, as described in the Operating Agreement, and any Interest Designation, any Free Cash Flows of each Series after (a) payment of accrued Management Fees and Asset Management Fees, (b) repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations including any accrued interest as there may be and (c) the creation of such reserves as the Managing Member deems necessary, in its sole discretion, to meet future Operating Expenses, shall be applied and distributed by way of distribution to the Members of such Series (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member or its Affiliates).

- Management Fee: no management fee will be collected for this series

- Asset Management Fee: A quarterly fee of 5% of gross revenues (before expenses) as of the last day of the immediately preceding quarter.

As of the date of this Offering Statement, no series of Buenos Aires has made any distributions.

We determined these fees internally without any independent assessment of comparable market fees. As a result, they may be higher than those available from unaffiliated third parties. After payment of all of the above fees, all other cash expenses and capital expenditures by the Series, it may not generate sufficient revenue to produce any Free Cash Flows or make distribution to investors.

Restrictions on Transfer

No Transfer of any Series Interest, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion. Furthermore, no transfer of any Series Interests, whether voluntary or involuntary, will be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the company that such transfer will not, unless waived by the Managing Member:

- result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless the Series Interests have been registered under the Exchange Act or the company is otherwise an Exchange Act reporting company;

- cause all or any portion of the assets of the company or any Series to constitute plan assets for purposes of the Employee Retirement Income Security Act of 1974;

- adversely affect the company or such Series, or subject the company, the Series, the Managing Member or any of their respective affiliates to any additional regulatory or governmental requirements or cause the company to be disqualified as a limited liability company or subject the company, any Series, the Managing Member or any of their respective affiliates to any tax to which it would not otherwise be subject;

- require registration of the company, any Series or any Series Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

- violate or be inconsistent with any representation or warranty made by the transferring Member.

Redemption

Members shall not have any right to resign or redeem their Series Interests from the company; *provided* that (i) when a transferee of a Member's Series Interests becomes a record holder of such Interests, such transferring Member shall cease to be a Member of the company with respect to the Interests so transferred and (ii) Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with the Operating Agreement.

Voting Rights

Investors have limited voting rights, and substantial powers are delegated to our Managing Member under Section 5.1 of the company's Operating Agreement for which a vote of the Series Interest holders is not required.

When submitting a matter of vote, a holder of a Series Interest, is entitled to one vote per Series Interest on any and all matters submitted for the consent or approval of members generally. No separate vote or consent of the holders of Series Interests of a specific Series shall be required for the approval of any matter, except for matters specified in the Series Designation of such Series.

For each existing Series, the affirmative vote of the holders of not less than a majority of the Series Interests of the Series then outstanding shall be required for: (a) decreases the percentage of outstanding Interests required to take any action under the Operating Agreement; (b) any amendment to the Operating Agreement (including the Series Designation) that would materially adversely affects the rights of any of the Members (including adversely affecting the holders of any particular Series of Interests as compared to holders of other series of Interests); (c) the modification any provisions of the Operating Agreement relating to or gives any person the right to dissolve the company; or (d) any modification to the term of the company.

The affirmative vote of at least two thirds of the total votes that may be cast by all outstanding Series Interests, voting together as a class, may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the company and which has a material adverse effect the company. If the Managing Member is so removed, the members, by a plurality vote, may appoint a replacement managing member or approve the liquidation and termination of the company and each Series in accordance with the provisions of Article X of the Operating Agreement. In the event of the resignation of the Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the outstanding Series Interests shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the company until such date as a successor Managing Member is so elected.

Confidential Information

The purpose of Article XIV of the Operating Agreement is to protect confidential information of the company that would be available to Series Interest holders but not subject to disclosure under federal securities laws or otherwise publicly available. Such information would include personal information of other investors held by the company, and other information in the books and records of the company that is not public and to which a Series Interest holder requests and receives access. Note, this confidentiality obligation does not extend to disclosures which are required by law or to which the Managing Member consents.

Reports to Members

The Managing Member must keep appropriate books and records with respect to the business of the company and each Series business. The books of the company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our Managing Member in accordance with the Internal Revenue Code.

Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member must use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

- a financial statement of each Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

- confirmation of the number of Series Interests in each Series outstanding as of the end of the most recent fiscal year;

provided, that notwithstanding the foregoing, if the company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with the above requirements and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement.

Our Managing Member intends to file with the Commission periodic reports as required by applicable securities laws.

The company will provide such documents and periodic updates electronically by email or made available through the company's platform.

Distribution Upon Liquidation of a Series

Subject to Article XI of the Operating Agreement and any Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed as follows:

(c) First, 100% to the Members (pro rata and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

(d) Second, for Series Bariloche, 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

As of the date of this Offering Statement, no series of Buenos Aires has made any liquidation distributions.

Other Rights

Holders of Series Interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the company and no preferential rights to distributions of Series Interests.

Forum Selection Provisions

The company's Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement or the transactions contemplated thereby, excluding matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of California.

This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

 The company has not yet engaged a transfer agent.

Offering Perks

Investors in the offering will be eligible for discounts on stays at the property as set out below:

Investment Amount	Description of Perk	Cash Value of Perk
$1,800 - $3,599	50% discount for three (3) night stay for 2 guests	$300
$3,600 - $9,999	50% discount for five (5) night stay for 2 guests	$500
$10,000 or more	50% discount for six (6) nights stay for 2 guests + 50% discount on Guided Fly Fishing Trip for 2 guests	$700

Discount on stays do not include cleaning fees, which will have to be paid in full by an investor.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The price of the Series Interests was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

REGULATORY INFORMATION

Disqualification

Neither the company, the Managing Member nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.foothold.co.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

DALMORE'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, [XX]

Buenos Aires, LLC

(a Delaware Series Limited Liability Company)

Audited Financial Statements

Period of November 30, 2022 (inception)
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Buenos Aires, LLC

Table of Contents



Independent Auditor's Report

October 10, 2023
To: Board of Directors of Buenos Aires, LLC
Attn: Germán Rimoldi, CEO
Re: 2022 Financial Statement Audit – Buenos Aires, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Buenos Aires, LLC, a Delaware Series Limited Liability Company, which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Buenos Aires, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Buenos Aires, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Buenos Aires, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Buenos Aires LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Buenos Aires, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
October 10, 2023

BUENOS AIRES, LLC
BALANCE SHEET
As of December 31, 2022
(Audited)

ASSETS

Current Assets

Cash and cash equivalents $

    Total Current Assets

Total Assets $

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts Payable $

    Total Current Liabilities

Total Liabilities

Members' Equity

Member's Capital -

Retained Earnings

Total Members' Equity

Total Liabilities and Members' Equity $

The accompanying footnotes are an integral part of these financial statements.

BUENOS AIRES, LLC
INCOME STATEMENT
As of December 31, 2022
(Audited)

Revenues	$
Operating Expenses	
General and administrative	
Professional services	
Depreciation and amortization	
Total Operating Expenses	
Net Income (Loss)	$

The accompanying footnotes are an integral part of these financial statements.

Buenos Aires LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2022
(Audited)

	Member Units	Member Contributions		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Balance as of November 30, 2022 (Inception)	-	$	-	$	-	$	-
Net loss	-		-		-		-
Balance as of December 31, 2022	-	$	-	$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

BUENOS AIRES, LLC
STATEMENTS OF CASH FLOWS
As of December 31, 2022
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		
Changes in operating assets and liabilities:		
Accounts payable		
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member Contributions		
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		
Cash and cash equivalents at end of period	$	-

The accompanying footnotes are an integral part of these financial statements.

BUENOS AIRES, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Buenos Aires, LLC (which may be referred to as the "Company", "we," "us," or "our") is a Delaware limited liability company formed on November 30, 2022. On February 24, 2023, the Company filed an amendment to convert to a Series LLC. The Company was formed to permit public investment in real estate assets for vacation and short-term rentals.

As of December 31, 2022, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Parent Company

Housie Holdings, Inc. ("Parent", "Managing Member"), registered in Delawar on October 14, 2022, is the parent company of Buenos Aires, LLC and will serve as the property manager responsible for managing each Series' Underlying Assets or appoint an affiliated party (the "Property Manager") as described in the Property Management Agreements between House Holdings, Inc. and the respective Series.. Housie Holdings, Inc. is the sole member of Buenos Aires, LLC.

Business of Buenos Aires LLC

Buenos Aires LLC, a Delaware series limited liability company was formed on November 30, 2022 ("Buenos Aires"). Buenos Aires intends to be operated in a manner that enables investors to own fractional ownership of a specific vacation rental property located in San Carlos de Bariloche, in the Rio Negro Province, in Argentina. This lowers the cost-of-entry and minimizes the time commitment for real estate investing

The properties we will target are vacation rentals. Revenues will be generated through vacation rentals on short term rental platforms such as Airbnb, VRBO and Booking. We anticipate renting each property by April 2025. We will purchase unique vacation rentals directly from real estate developers which we believe creates value for our investors because we receive more competitive pricing through such direct purchases. Our goal is to purchase "unique" accommodations – those that may include unconventional architectural designs, scenic views, locations embedded in nature, and extraordinary amenities. We believe that unique stays have higher occupancy rates and average daily rates than standard short term rental units, yet the cost of construction remains the same.

Buenos Aires LLC, is buying units from "Fideicomiso Casas del Árbol Bariloche," an affiliate of the Managing Member. Units will be sold at a price equal to their market value as determined by Fideicomiso Casas del Árbol Bariloche, in its sole discretion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

BUENOS AIRES, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2022, the Company had no cash on hand and has not yet created a bank account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. As of December 31, 2022, the Company had no property and equipment

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

BUENOS AIRES, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Income Taxes

The Company intends to be taxed as a corporation for federal income tax purposes and will make an election to be treated as a corporation under Subchapter C of the Code. The Company will make an election on IRS Form 8832 for each Series to be treated as an association taxable as a corporation under Subchapter C of the Code and not as a partnership under Subchapter K of the Code.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2022, the Company had not begun recognizing revenue.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

Buenos Aires, LLC is wholly owned and managed by Housie Holdings, Inc (the "Manager" and parent company) (see Note 1). The Manager shall not be liable for the debts, obligations, or liabilities of the Company. The Manager also has the power to exercise any and all rights or powers granted within the operating agreement and the Delaware act.

Operating Agreement

On March 3, 2023 the Company finalized a Limited Liability Company Agreement of Buenos Aires, LLC.

General:

The purpose of the Company and, unless otherwise provided in the applicable Series Designation, each Series shall be to promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware act, and to conduct any and all activities related or incidental to the foregoing purpose.

The Company, each Series and, subject to the terms in the agreement, the Managing Member shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes of the Company.

Fees:

The Managing Member, Housie Holdings, Inc. will receive from each Series an Asset Management Fee, payable in quarterly arrears, equal to 5% of gross revenues.

The Company intends to enter into an agreement with its Managing Member whereas compensation for the services provided by the property manager the Series will be charged a property management fee equal to 15% of gross revenues.

If the Series raises the target offering amount, the Series will pay the Managing Member a sourcing fee of 10% of purchase price of the property.

Upon the disposition and sale of a Series Property the Series will pay a disposition fee of 10% of the property sale price to cover property sale expenses such as brokerage commissions, title, escrow and closings costs. To the extent that the actual disposition fees are less than the amount charged to the Series, the Managing Member will receive the difference as income.

Distributions:

Any Interest Designation, any Free Cash Flows of each Series after (a) payment of accrued Management Fees and Asset Management Fees, (b) repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations including any accrued interest as there may be and (c) the creation of such reserves as the Managing Member deems necessary, in its sole discretion, to meet future Operating Expenses, shall be applied and distributed by way of distribution to the Members of such Series (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member or its Affiliates).

- Management Fee: no management fee will be collected for this series
- Asset Management Fee: A quarterly fee of 5% of gross revenues (before expenses) as of the last day of the immediately preceding quarter.

As of the December 31, 2022, no series of the Company has made any distributions.

Title to Assets:

All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific assets of the Company or applicable Series Assets. Title to any Series Assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Series to which such asset was contributed or by which such asset was acquired, and none of the Company, any Member, Officer or other Series, individually or collectively, shall have any ownership interest in such Series Assets or any portion thereof. Title to any or all of the Series Assets may be held in the name of the relevant Series or one or more nominees, as the Managing Member may Determine.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Related Party Loan

In 2023 the Managing Member, Housie Holdings, Inc. transferred $80,000 to the Company in order to establish a cash reserve. The loan has no stated interest rate or maturity date.

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $3,233,207 in Series interests. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The crowdfunding offering is being made through the Dalmore Group, LLC. The Intermediary will be entitled to receive a 2% commission fee of all sums raised, plus an additional $18,000 fee.

Management's Evaluation

Management has evaluated subsequent events through October 10, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.